Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, July 13, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with CVM Resolution 44, of August 23, 2021, as amended, informs its shareholders and the public that, on yesterday’s date , it entered into amendments to the Voting Agreement and the Share Transfer Agreement (hereinafter referred to as the “Agreements”), as described below.

The First Amendment to the Voting Agreement was entered into by and between the shareholders David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações, with the Company as intervening party, and the First Amendment to the Share Transfer Agreement was entered into by and between the shareholders David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, with the Company as intervening party, with the purpose of both amendments to extend their respective durations (hereinafter referred to as the “Amendments”).

The Amendments were filed at the registered office of the Company.

In accordance with the applicable legislation, copies of the Amendments are available for consultation on the websites of the Company (www.suzano.com.br/ri), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, July 13, 2022

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer